TEEKAY CORPORATION

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

January 10, 2018

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Teekay Corporation (the “Company”)

Acceleration Request for Registration Statement on Form F-3, as amended (File No. 333-221806)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Friday, January 12, 2018, or at such other time as the Company may request by telephone to the Securities and Exchange Commission. The Company authorizes David Matheson and Joe Bailey, each at Perkins Coie LLP, counsel to the Company, to make any such request on its behalf.

[Signature page follows]

Very Truly Yours,

TEEKAY CORPORATION

/s/ Vincent Lok
Name:	Vincent Lok
Title:	Executive Vice President and Chief Financial Officer

[Signature page to Letter Requesting Acceleration of Effectiveness (F-3)]